Mail Stop 3561


							August 17, 2005

Ms. Vanessa Williams
Trust Officer
JP Morgan Trust Company, NA (formerly Bank One Trust Company),
Trustee
227 West Monroe Street, Suite 2600
Chicago, Illinois  60606

		RE:	Government Trust 2 F
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
			File No. 000-17313

Dear Ms. Williams:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Signature

1. Please revise to include the signature of the Trust Officer, or tell us why no such signature is required.





Item 9A. Controls and Procedures

2. Please revise to provide the disclosures required under Item 9A of
Form 10-K.  Also refer to Items 307 and 308 of Regulation S-K.

Report of Independent Registered Public Accounting Firm

3. Please have your independent accountants revise their report to include the city and state where the report was issued. Refer to Rule 2-02 (a) of Regulation S-X. In addition, the accountant`s report must be signed. Refer to Rule 302 of Regulation S-T.

Certifications

4. Please revise to provide the Certifications required by the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e). Refer to Exhibit 31 of Item 601 of Regulation S-K. Please also provide the
Certifications required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Refer to Exhibit 32 of Item 601 of Regulation S-K.



		As appropriate, please respond to these comments within
10
business days, or tell us when you will provide us with a response.
Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		You may contact Sondra Snyder at (202) 551-3332, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



??

??

??

??

Ms. Vanessa Williams
JP Morgan Trust Company (formerly Bank One Trust Company), Trustee
August 17, 2005
Page 1